December 19, 2005

Mr. Anthony Colaluca, Jr.
19 Lakeside Place West
Palm Coast, FL 32137

Re: Amendment to Offer of Employment to Anthony Colaluca, Jr.,
         Dated September 2, 2005

Dear Mr. Colaluca ("Employee"):

Intergraph Corporation ("Company") and Employee have agreed to amend a certain offer
of employment Agreement between the parties dated September 2, 2005 as follows:

1. Section 7. b. shall be restated in its entirety as noted below.
    b. All amounts payable under this Section 7 shall be paid to Employee in a
        lump sum within sixty (60) days from the date of termination; provided,
        however, in the event the receipt by Employee of amounts payable
        pursuant to this Agreement within six months of the date of Employee's
        termination of employment with the Company would cause Employee
        to incur any penalty under Section 409A of the Internal Revenue Code
        of 1986, as amended, then such payment of such amounts shall not be
        due until the date that is six months following Employee's date of
        termination of employment with the Company.

All other terms of the Agreement shall remain unchanged and in full force.

Sincerely,

 /s/ David Vance Lucas
David Vance Lucas
Vice President, General Counsel

I accept this amended Agreement as stated above.

        /s/ Anthony Colaluca, Jr.   December 20, 2005
          Employee Signature   Date